Exhibit 4.9

OPTION AGREEMENT

THIS AGREEMENT made the second day of December, 2005.

BETWEEN:

TRIASSIC PROPERTIES LTD., of 333 Duckworth Street, St. John’s, NL, A1C 1G9.

(the “Optionor”)

AND:

CROSSHAIR EXPLORATION & MINING CORP., of Suite 2300,

1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2.

(“Crosshair”)

A. The Optionor holds mineral licenses listed in Schedule “A” (the “Property”) which the Optionor has agreed to option to Crosshair;

B. The Optionor desires to option the Property to Crosshair and Crosshair is desirous of optioning the said Property upon the terms and subject to the conditions herein contained.

NOW THEREFORE in consideration of the premises and of the mutual covenants and provisos herein contained, the parties hereto agree as follows:

1. Grant of Option/Reservation of Royalty

In order for Crosshair to exercise the option (the “Option”) and earn a 100% working interest in the Property, subject to the reservation by the Optionor of a 1.5% net smelter return royalty, within, upon and under the Property, Crosshair must, over the three year period (the “Option Period”) commencing on the date (the “Approval Date”) the TSX Venture Exchange (the “TSX”) approves this Agreement, carry out $600,000 in Eligible Exploration Expenditures (defined below) on the Property, issue 225,000 common shares of Crosshair (the “Shares”) and pay an aggregate of $140,000, all as more particularly described below. The net smelter return royalty reserved by the Optionor herein is an interest in land and runs with the Property.

2. Work Expenditures

In order to keep the Option in good standing, Crosshair shall incur during the Option Period, not less than $600,000 in Eligible Exploration Expenditures on the Property as follows:

(a)	$100,000 on or before the first anniversary of this Agreement (it being acknowledged by the Optionor that a pro-rata portion of the cost of an airborne survey which has already been completed by Crosshair on an area including the Property will be credited towards this work commitment);

(b)	an additional $200,000 on or before the second anniversary of this Agreement; and

(c)	an additional $300,000 on or before the third anniversary of this Agreement.

Any expenditure above the minimum annual work expenditures may be carried forward to subsequent years.

3. Share Payments

In order to keep the Option in good standing, Crosshair shall, in addition to the $600,000 in Eligible Expenditures and $140,000 in cash referred to in sections 2 and 4 herein, make the following Share payments to Optionor:

(a)	50,000 Shares within five (5) business days of the Approval Date;

(b)	75,000 Shares on or before the first anniversary of this Agreement; and

(c)	100,000 Shares on or before the second anniversary of this Agreement.

4. Cash Payments

In order to keep the Option in good standing, Crosshair shall, in addition to the Share issuances and Eligible Expenditures referred to in sections 2 and 3 herein, make the following non-refundable Cash payments to the Optionor:

(a)	$25,000 on signing of this Agreement;

(b)	$30,000 on or before the first anniversary of this Agreement;

(c)	$35,000 on or before the second anniversary of this Agreement; and

(d)	$50,000 on or before the third anniversary of this Agreement;.

5. Covenants of Crosshair

During the currency of this Agreement, Crosshair shall:

(a)	be the manager (the “Operator”) of the exploration programs on the Property, but at no cost or charge to the Optionor.

(b)	carry out and record work for assessment purposes and file such work with the Newfoundland Department of Mines and Energy, and as required to maintain the Property in good standing and will file all property work for assessment purposes; and make all other payments which may be necessary in that regard, including licence fees and mining lease fees.

(c)	permit the Optionor, or its representative, duly authorized by it in writing, at its own risk and expense, access to the Property at all reasonable times and to all records prepared by Crosshair in connection with work done on or with respect to the Property, provided the Optionor shall not, without the prior written consent of Crosshair, disclose any information obtained by it or communicated to it, to any third party except as may be required by regulatory bodies having jurisdiction;

(d)	conduct all work on or with respect to the Property in a careful and minerlike manner and in compliance with all applicable laws, rules, orders and regulations;

(e)	during the currency of the Option, Crosshair shall do all things necessary to maintain the rights to the Property and shall not divest, discharge or allow any claim, lease or interest in the Property to lapse without the express prior written consent of the Optionor;

(f)	Indemnify and hold harmless the Optionor from any and all liabilities, losses, claims, costs, demands and any actions against the Optionor that may arise as a result of Crosshair’s or its agents employees activities on or in respect to the property; and

(g)	At the request of the Optionor, make and file a timely election pursuant to Section 85(i) of the Income Tax Act of Canada.

6. Covenants of the Optionor

The Optionor covenants with and represents and warrants to Crosshair that:

(a)	the Optionor has the authority to enter into this Agreement and is the registered holder of a 100% undivided interest in the mineral licences comprising the Properties as set out in Schedule “A”;

(b)	each of the mineral licenses comprising the Property has been duly and validly located and recorded in accordance with the applicable laws of Newfoundland and are valid and subsisting mineral claims as of the date of execution and delivery of this Agreement;

(c)	the Property is in good standing, free and clear of all liens, charges and encumbrances;

(d)	the entering into of this Agreement does not violate any of the terms or conditions of any existing agreement to which the Optionor is a party;

(e)	the Optionor is not a party to any agreement with any third party relating to the Property;

(f)	the Optionor has not transferred or encumbered or agreed to transfer or encumber the Property or all or any of its right, title or interest in or to the Property, except as provided for in this Agreement;

(g)	the Optionor has the exclusive right and authority to enter into this Agreement and to dispose of the Property in accordance with the terms hereof, and that no other person, firm or corporation has any proprietary or other interest in the same;

(h)	to the best of the Optionor knowledge, information and belief, any and all previous work conducted on the Property was conducted in compliance with all applicable laws;

(i)	the Optionor authorizes Crosshair to copy any and all notices and correspondence from government agencies in regard to the Property, or work conducted on the Property;

(j)	the Optionor authorizes Crosshair to copy all technical data and geological information relating to the Property and housed at the Department of Mines and Energy; and

(k)	the Optionor is not required to provide copies of personal correspondences related to the Property.

The representations and warranties of the Optionor hereinbefore set out form a part of this Agreement and are conditions upon which Crosshair has relied in entering into this Agreement and shall survive the acquisition of the Property by Crosshair.

7. Termination

Crosshair may elect to terminate this Agreement at any time after the Approval Date by providing 30 days written notice to Optionor as well as ensuring the properties are in good standing for the current assessment year. At such time Crosshair will transfer title to the Property to the Optionor within 30 days of giving notice to the Optionor.

8. Transfer of Property

(a)	Within 14 days following the Approval Date, the Optionor shall deliver to Crosshair duly executed transfers of the appropriate interest in the licenses originally forming the Property.

(b)	Crosshair shall be entitled to record such transfers at its own cost with the appropriate government office to effect legal transfer of such interest in the Property into the name of Crosshair, provided that Crosshair shall hold such interest in the Property into the name of Crosshair, provided that Crosshair shall hold such interest in the Property subject to the terms of this Agreement, it being understood that the transfer of such legal title to Crosshair prior to the exercise of the Option is for administrative convenience only.

9. Royalty

(a)	Upon the Commencement of Commercial Production, Crosshair shall pay to the Optionor a royalty (the “Royalty”) being equal to 1.5% of Net Smelter Returns derived from the Property, on the terms and conditions as set out in this paragraph and in Schedule B. Crosshair may, at any time prior to the Commencement of Commercial Production, acquire one-third of the Royalty (i.e. 0.5% of Net Smelter Returns) for a cash payment of $700,000 to the Optionor after having given the Optionor 30 days notice of its intent to acquire one-third of the Royalty.

(b)	“Commencement of Commercial Production” means:

(i)	if a mill is located on the Property, the last day of a period of 30 consecutive days in which, for not less than 15 days, the mill processed ore from the Property; or

(ii)	if a mill is not located on the Property, the last day of a period of 30 consecutive days during which ore or concentrate has been shipped from the Property for the purpose of earning revenues; and providing

(iii)	any period of time not exceeding 30 days during which ore or concentrate is shipped from the Property for testing purposes or during which milling operations are undertaken as initial tune-up, shall not be taken into account in determining the date of Commencement of Commercial Production.

(d)	Instalments of the Royalty payable shall be paid by Crosshair to the Optionor immediately upon the receipt by Crosshair of the payment from the smelter, refinery or other place of treatment of the proceeds of sale of the minerals, ore, concentrates or other product from the Property. Crosshair shall not deduct any fees or charges from the Optionor’s NSR payment except advances paid against such royalty and normal costs associated with the final sale of the products.

(e)	Within 120 days after the end of each fiscal year, commencing with the year in which Commencement of Commercial Production occurs, the accounts of Crosshair relating to operations on the Property and the statement of operations, which shall include the statement of calculation of Royalty for the year last completed, shall be audited by the auditors of Crosshair at its expense. The Optionor shall have 45 days after receipt of such statements by him to question the accuracy thereof in writing or complete its own audit and, failing such objection, or audit the statements shall be deemed to be correct and unimpeachable thereafter.

(f)	If such audited financial statements disclose any overpayment of Royalty by Crosshair during the fiscal year, the amount of the overpayment shall be deducted from future installments of Royalty payable.

(g)	If such audited financial statements disclose any underpayment of Royalty by Crosshair during the year, the amount thereof shall be paid to the Optionor forthwith after determination thereof.

(h)	Crosshair agrees to maintain for each mining operation on the Property, up-to-date and complete records relating to the production and sale of minerals, ore, bullion and other product from the Property, including accounts, records, statements and returns relating to treatment and smelting arrangements of such product, and the Optionor or its agents shall have the right at all reasonable times, including for a period of 12 months following the expiration or termination of this Agreement, to inspect such records, statements and returns and make copies thereof at its own expense for the purpose of verifying the amount of Royalty payments to be made by Crosshair to the Optionor pursuant hereto. The Optionor shall have the right to have such accounts audited by independent auditors at its own expense once each fiscal year.

10. Transfers

Crosshair may at any time either during the Option Period or thereafter, sell, transfer or otherwise dispose of all of its interest in and to the Property and this Agreement provided that (i) any purchaser, grantee or transferee of any such interest shall have first delivered to the Optionor its agreement relating to this Agreement and to the property, containing a covenant to perform all the obligations of Crosshair to be performed under this Agreement in respect of the interest to be acquired by it from Crosshair to the same extent as if this Agreement had been originally executed by such purchaser, grantee or transferee; (ii) a provision subjecting any further sale, transfer or other disposition of such interest in the Property and this Agreement or any portion thereof to the restrictions contained in this paragraph 10.

11. Surrender of Property Interests Prior to Exercise of the Option

Crosshair may at any time during the Option Period elect to abandon any one or more of the mineral claims comprised in the Property by giving 30 days notice to the Optionor of such intention. Any claims so abandoned shall be in good standing for the remainder of the current assessment year under the laws of the jurisdiction in which they are situate. Upon any such abandonment, the mineral claims so abandoned shall for all purposes of this Agreement cease to form part of the Property and, if title to such claims has been transferred to Crosshair, Crosshair shall retransfer such title to the Optionor at Crosshair’s expense within 30 days.

12. Surrender of Property Interests After Exercise of the Option

Crosshair may at any time after Year 5 and before the Commencement of Commercial Production abandon any one or more of the mineral claims in the Property by giving 30 days notice to the Optionor of such intention and completing within 30 days a transfer back to the Optionor of the abandoned claims, in good standing for the current assessment year, and agree not to re-stake or re-acquire these claims, or the re-staked or re-acquired claims shall again become subject to the terms of this Agreement. This clause shall survive expiry and termination of this Agreement.

Upon any such abandonment, the mineral claims so abandoned shall for all purposes of this Agreement cease to form part of the Property. If Crosshair abandons the entire Property, Crosshair shall be deemed to be discharged from all obligations hereunder, save and except for the payment of the Royalty accrued prior to the date of the abandonment of the Property.

13. Force Majeure

(a)	If Crosshair is at any time either during the Option Period or thereafter prevented or delayed in complying with any provisions of this Agreement by reason of strikes, lock-outs, labour shortages, power shortages, fuel shortages, fires, wars, acts of God, governmental regulations restricting normal operations, shipping delays or any other reason or reasons, other than lack of funds, beyond the control of Crosshair, the time limited for the performance by Crosshair of its obligations hereunder other than payment of cash or Shares, shall be extended by a period of time equal in length to the period of each such prevention or delay, but nothing herein shall discharge Crosshair from its obligations hereunder to maintain the Property in good standing;

(b)	Crosshair shall give prompt notice to the Optionor of each event of force majeure and upon cessation of such event shall furnish to the Optionor with notice to that effect together with particulars of the number of days by which the obligations of Crosshair hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

(c)	After the Commencement of Commercial Production, Crosshair shall work, mine and operate the Property during such time or times as Crosshair in its sole judgment considers such operations to be profitable. Crosshair may suspend or curtail operations, both before and after Commencement of Commercial Production, during periods when the products derived from the Property cannot be profitably sold at prevailing prices or if an unreasonable inventory thereof, in Crosshair’s sole judgment, has accumulated or would otherwise accumulate.

14. Default

If at any time during the term of this Agreement Crosshair is in default of any provision or obligation in this Agreement, the Optionor may terminate this Agreement, but only if it shall have first given to Crosshair a notice of default containing particulars of the obligation which Crosshair has not performed, or the warranty breached and Crosshair has not, within 45 days following delivery of such notice, cured such default by appropriate payment or performance. If Crosshair fails to cure such default, the Optionor shall have all legal and equitable remedies available against Crosshair and its assigns including the right to charge and lien any part or portion of the Property for non-payment or performance including the non-payment of royalty.

15. General

(a)	This Agreement shall supersede and replace any other agreement or arrangement, whether oral or written, heretofore existing between the parties in respect of the subject matter of this Agreement.

(b)	No consent or waiver expressed or implied by either party in respect of any breach or default by the other in the performance by such other of its obligations hereunder shall be deemed or construed to be consent to or a waiver of any other breach or default.

(c)	The parties shall promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance and do such further and other acts which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interest from time to time of the parties in the Property.

(d)	This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

(e)	This Agreement shall be governed by and construed in accordance with the laws of British Columbia and shall be subject to the approval of all securities regulatory authorities having jurisdiction.

(f)	Time shall be of the essence in this Agreement.

(g)	Wherever the neuter and singular is used in this Agreement it shall be deemed to include the plural, masculine and feminine, as the case may be.

(h)	Any reference in this Agreement to currency shall be deemed to be Canadian currency.

(i)	The parties to this Agreement expressly acknowledge having received independent legal advice in respect of this Agreement prior to execution.

16. Government Grants & Assignment

The parties agree that Government grants received for work on the Property shall be paid to Crosshair where Crosshair is eligible to receive said grants. Crosshair agrees that within 10 days of the Approval Date Crosshair shall reimburse the Optionor for a $2,400 payment and $400 payment that is currently owed to the Optionor by the Government as a refundable deposit on License 10368M and License 10367M respectively.

This Agreement shall inure to the benefit of and be binding upon each party’s heirs, executors, assigns and successors. The Optionor may sell, assign or transfer all or any portion of its rights or interests in and to this agreement to any 3rd party, firm, corporation or trust at any time, subject to a thirty day first right of refusal to Crosshair or its assigns. The Optionor may sell, assign or transfer all or any portion of its rights or interests in and to this Agreement to any non-arms length entity at any time without a first right of refusal to Crosshair. A “non arms length entity” includes Patrick J. Laracy and his spouse and children or any corporation for which they, alone or together, are controlling shareholders or a trust for which they, alone or together, are the trustee or beneficiary.

17. Confidentiality

The parties agree to keep all information pertaining to this Agreement and all data and information concerning the Property confidential unless required by regulatory or similar related disclosure. All references to the Optionor in any news releases by Crosshair shall refer to the Optionor as “a private Newfoundland Company” unless the Optionor consents to having its name used.

18. Notice

Any notice under this Agreement will be given in writing and must be delivered, sent by facsimile transmission, or mailed by prepaid post and addressed to the party to which notice is to be given at the address below, or at another address designated by the party in writing.

If to the Optionor:

Triassic Properties Ltd.

333 Duckworth Street

St. John’s, NL, A1C 1G9

Attention: Patrick J. Laracy

Fax: 709.754.3946

If to Crosshair:

Crosshair Exploration & Mining Corp.

Suite 2300, 1066 West Hastings Street

Vancouver, BC, V6E 3X2

Attention: Mark J. Morabito

Fax: 604.601.8250

If notice is sent by facsimile transmission or is delivered, it will be deemed to have been given at the time of transmission or delivery.

If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

If there is an interruption in normal mail service due to strike, labour unrest, or other cause at or prior to the time a notice is mailed, the notice will be sent by facsimile transmission or will be delivered.

Either party may from time to time by notice in writing change its address for the purpose of this section.

19. Counterparts

This Agreement, notices and future amendments, if any, associated with it may be signed by facsimile in as many counterparts as may be required.

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

THE COMMON SEAL OF	)
TRIASSIC PROPERTIES LTD.	)
was hereunto affixed in the presence of:	)
)
	)	C/S
)
)
/s/ PATRICK J. LARACY	)
Authorized Signatory
)
THE COMMON SEAL OF	)
CROSSHAIR EXPLORATION & MINING CORP.	)
was hereunto affixed in the presence of:	)
	)	C/S
)
)
)
/s/ MARK J. MORABITO
Authorized Signatory